

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2011

<u>Via U.S. Mail and Facsimile</u>

Advance Nanotech, Inc.
Attn: Principal Executive Officer
400 Rella Boulevard, Suite 160
Montebello, New York 10901

> **Re: Advance Nanotech, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed on April 15, 2010**
> **File No. 000-10065**

To Whom It May Concern:

We are unable to provide you with any comfort with respect to your response to comment 1 of our letter dated January 21, 2011 as it appears that you could be an investment company under the Investment Company Act of 1940. However, in light of the pending bankruptcy proceeding, we have completed our review of your filings and do not have any further comments at this time. We also note that section 7(a) of the Investment Company Act, which prohibits unregistered investment companies from engaging in certain activities, does "not apply to transactions of an investment company which are merely incidental to its dissolution." Please note your acknowledgements at the end of your letter dated February 4, 2011.

Sincerely,

Amanda Ravitz
Assistant Director